UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBAL HEALTHCARE REIT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37953J 10 7

(CUSIP Number)

Clifford L. Neuman, PC

6800 N. 79th Street, Suite 200

Niwot, Colorado 80503

(303) 449 – 2100

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

Zvi Rhine

(2) Check the Appropriate Box if a Member (a) [  ] of a Group* (b) [  ]

(3) SEC Use Only

(4) Source of Funds*     PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 2,402,575
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 2,402,575
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,752,575 shares of common stock

50,000 warrants exercisable to purchase common stock

600,000 options exercisable to purchase common stock

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 8.56%

(14) Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.	SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.05 per share (the “Common Stock”) of Global Healthcare REIT, Inc., a Utah corporation (the “Company”). The address and principal executive offices of the Company is 6800 N. 79th St., Ste. 200, Niwot, Colorado 80503.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Report is being filed by Zvi Rhine, 895 Mountain Drive, Deerfield, IL 60015. Mr. Rhine is President and CFO of the Issuer and is a member of the Board of Directors of the Issuer.

(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 18, 2019 Mr. Rhine was issued 272,727 shares of common stock pursuant to a performance bonus under his Employment Agreement valued at $90,000.

On November 7, 2018 Mr. Rhine was issued 111, 848 shares common stock pursuant to a pro-rata distribution of the 555,000 shares formerly held by Sabra Investments, LP in connection with the fund’s liquidation. Mr. Rhine is a control person of Sabra Investments, LP.

ITEM 4.	PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Rhine for investment. Mr. Rhine reserves the right to acquire additional shares of the Company’s common stock or dispose of shares of the Company’s common stock, either in open market purchases or in private transactions.

Effective July 1, 2015, Mr. Rhine was elected to serve as a member of the Board of Directors of the Company. Mr. Rhine also serves as President and CFO of the Issuer. Accordingly, all future acquisitions and dispositions of securities of the Company will be undertaken in conformity with the requirements of Section 16 of the Exchange Act and rules and regulations promulgated thereunder.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) At the close of business on November 7, 2019, Mr. Rhine would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 2,402,575 shares, consisting of:

(i)	50,000 warrants to purchase common stock at an exercise price of $0.50 per share owned directly by Mr. Rhine.

(ii)	600,000 options to purchase shares of common stock at an exercise price of $0.36 per share granted under his Employment Agreement and which are owned directly by Mr. Rhine (which includes options to purchase 150,000 shares of common stock subject to vesting in April 2020); and

(iii)

1,752,575 shares of common stock owned of record directly by Mr. Rhine (which includes 75,000 shares of Common Stock granted under a restricted stock award (the “Award”) subject to vesting in May 2020).

The securities represent 8.56% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 27,416,039 shares of common stock issued and outstanding as of the date of this Report, including 75,000 unvested shares under the Award.

(b) Mr. Rhine has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c) Mr. Rhine has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d) Not applicable

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Effective July 1, 2015, Mr. Rhine was elected to serve as a member of the Board of Directors of the Company. Mr. Rhine also serves as President and CFO of the Issuer.

Effective April 1, 2019, Mr. Rhine entered into an Amendment No. 1 to Employment Agreement dated effective April 1, 2018 with the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Employment Agreement dated effective April 1, 2018, incorporated by reference from the Company’s Current Report on Form 8-K dated May 4, 2018 as filed with the Commission on May 10, 2018.

2.	Notice of Grant dated April 1, 2018, incorporated by reference from the Company’s Current Report on Form 8-K dated May 4, 2018 as filed with the Commission on May 10, 2018.

3.	Option Agreement dated April 1, 2018, incorporated by reference from the Company’s Current Report on Form 8-K dated May 4, 2018 as filed with the Commission on May 10, 2018.

4.	Agreement for Restricted Stock Award dated April 1, 2018, incorporated by reference from the Company’s Current Report on Form 8-K dated May 4, 2018 as filed with the Commission on May 10, 2018.

5.	Amendment No. 1 to Employment Agreement dated to be effective April 1, 2019, incorporated by reference from the Company’s Report on Form 8-K dated April 15, 2019 as filed with the Commission on April 17, 2019.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zvi Rhine

/s/ Zvi Rhine
Zvi Rhine
Date: November 15, 2019

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